EXHIBIT 3.1

CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF INCORPORATION

OF

WAVEDANCER, INC.

WaveDancer, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), hereby certifies as follows:

1.   The name of the Corporation is WaveDancer, Inc., and the original Certificate of Incorporation of this Corporation was filed with the Secretary of State of the State of Delaware on December 14, 2021.

2.   ARTICLE IV of the Certificate of Incorporation of the Corporation is hereby amended to add the following paragraph at the end of Article IV as a new Section 4.4:

4.04        Reverse Stock Split. Upon the effectiveness of the Certificate of Amendment of the Certificate of Incorporation adding this Section 4.04 (the “Effective Time”), each ten (10) shares of the Corporation's Common Stock, par value $0.001 per share, issued and outstanding immediately prior to the Effective Time shall automatically be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock, par value $0.001 per share, without any further action by the Corporation or the holder thereof, subject to the treatment of fractional share interests as described below (such combination, the “Reverse Stock Split”). No fractional shares will be issued in connection with the Reverse Stock Split. Any fractional shares that would otherwise be issuable as a result of the Reverse Stock Split will be rounded up to the nearest whole share; provided, that where shares are held in certificated form, the surrender of a stockholder’s Old Certificates (as defined below) will be required. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”) shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the treatment of fractional share interests as described above.

3.    On October 11, 2023, the Board of Directors of the Corporation determined that each ten (10) shares of the Corporation's Common Stock, par value $0.001 per share, issued and outstanding immediately prior to the Effective Time shall automatically be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock, par value $0.001 per share.

4.   The foregoing amendment has been duly approved by the board of directors of the Corporation in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

5.   The foregoing amendment has been duly approved by the stockholders of the Corporation in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

6.   This Certificate of Amendment shall become effective at 12:01 a.m. Eastern time on October 18, 2023.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by a duly authorized officer of the Corporation as of October 11, 2023.

WAVEDANCER, INC.

By:	/s/ G. James Benoit, Jr.
G. James Benoit, Jr. Chairman of the Board